Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

U.S.A.

Morgan Stanley Asia Limited

Level 46, International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

Deutsche Bank AG, Hong Kong Branch

60/F, International Commerce Centre,

1 Austin Road West, Kowloon

Hong Kong

As representatives of the underwriters

VIA EDGAR

April 14, 2025

Stephen Kim

Suying Li

Rebekah Reed

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chagee Holdings Limited (the “Company”) Registration Statement on Form F-1, as amended (File No. 333-286081) Registration Statement on Form 8-A (File No. 001-42598)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time on April 16, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, dated April 10, 2025, to underwriters, institutional investors, dealers and others prior to the requested effective time of the Registration Statements.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc.

Morgan Stanley Asia Limited

Deutsche Bank AG, Hong Kong Branch

As representatives of the underwriters

Citigroup Global Markets Inc.

By:	/s/ Xinyu Liu
Name:	Xinyu Liu
Title:	Managing Director

Morgan Stanley Asia Limited

By:	/s/ Lynn Dong
Name:	Lynn Dong
Title:	Managing Director

Deutsche Bank AG, Hong Kong Branch

By:	/s/ Rui Wang
Name:	Rui Wang
Title:	Head of Investment Banking
Coverage & Advisory,
Greater China

By:	/s/ Nora Yeung
Name:	Nora Yeung
Title:	Co-Head of ECM, APAC